DAVIS & ASSOCIATES
(A PROFESSIONAL LAW CORPORATION)
-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
Ritz Carlton Annex	Balboa Annex
(213) 400-2007/fax (310) 301-3370

Respond To:
P.O. Box 12009
Marina Del Rey, CA
90295-3009

July 25, 2011

Mr. Christopher Chase
Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Frozen Food Gift Group, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-165406

Dear Mr. Chase,

We have been employed by Frozen Food Gift Group, Inc. (the “Company”), to represent them in connection with the Amendment No. 4 to their Forms S-1 Registration Statement, which was filed on July 8, 2011.

I am responding to your letter of comments dated July 19, 2011.  Amendment No 4 to the registration statement has just been filed.  Attached is a copy of that document, marked to show changes.

The paragraph numbers set forth below match the numbered paragraphs in your letter with our response set out below each comment.

The Company advises as follows:

1. Complied with.

2. The reference in Exhibit 10.6 is in error.  Donald G. Davis is not an employee of ANP Industries, Inc.  He is a principal financial consultant to the Company, but nothing more.  He is not a shareholder of ANP, not an officer of ANP, and not an employee of ANP.  The disclosure as made in the S-1 correctly sets forth the facts.  If required, the Exhibit 10.6 letter could be amended to change the reference to "employee", to "consultant", but it doesn't seem material to the overall disclosure, which has been correctly set forth.

3. Complied with.

4. We have complied by correcting the dates in the auditor’s consent, and also by providing a letter from our auditor acknowledging his awareness of our use of his review report. We also confirm our understand that a new consent or acknowledgement is required prior to the effectiveness of a registration statement if an extended period of time passes since the last filing.

If you desire more information or have questions, please contact me direct on my cell phone at 213-400-2007.

We appreciate your assistance in this matter.

Very Truly Yours,

Donald G. Davis